January 8, 2020

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, People's Republic of China

       Re: Sharing Economy International Inc.
           Form 8-K filed December 31, 2019
           File No. 001-34591

Dear Mr. Wu:

        We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed December 31, 2019

Exhibit 99.3
Pro forma Condensed Combined Financial Information for Sharing Economy
International Inc....
Note 3 - Purchase Price Allocation, page F-4

1.    Your preliminary estimate of the purchase price allocation for your Peak
Equity
      acquisition discloses that $1.6 billion of the $1.8 billion purchase price will be allocated to
      "business know-how." Explain why "business know-how" qualifies as an identifiable asset acquired in accordance with ASC 805-20-25-10.
2. Tell us why you are allocating the purchase price to Peak Equity when it has been deemed the accounting acquirer. Since the acquisition is a reverse merger, the purchase price allocation should be to the acquired assets and liabilities of the accounting acquiree (i.e., your company). We refer you to ASC 805-20-25-1 and 805-40-25-1.
 Jianhua Wu
FirstName LastNameJianhua Wu
Sharing Economy International Inc.
January 8, NameSharing Economy International Inc.
Comapany2020
Page 2
January 8, 2020 Page 2
FirstName LastName
3. Explain how you determined that the price per share of common stock is $0.25 per share considering that you issued 7.2 billion shares while you had only 9 million shares outstanding prior to this acquisition. In this regard, explain how the dilutive effect of issuing a significant amount of shares as compared to the shares outstanding was considered in determining the price or fair value per share. In addition, since the acquisition is being accounted for as a reverse merger, the calculation of fair value of the consideration transferred should be based on the shares outstanding prior to the acquisition as they were effectively transferred. We refer you to ASC 805-40-30-2, including Example 1 in paragraph 55-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Thomas E. Puzzo, Esq.